UBS Asset Management
1285 Avenue of the Americas
12th floor
New York, NY 10019-6114

Tammie Lee
Associate General Counsel
Tel: 212/882-5572
Fax: 212/882-5472

                    January 4, 2016

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn:  Mr. Ken Ellington

Re:	The UBS Funds (File Nos. 033-47287; 811-06637) and UBS Relationship Funds (File No. 811-09036) (each, a “Trust” and together, the “Trusts”)

Dear Mr. Ellington:

On behalf of the above-referenced Trusts, the following are the responses to the Staff’s comments conveyed telephonically with regard to the various filings made by the Trusts with the U.S. Securities and Exchange Commission (“SEC”) on Forms N-CSR.  Each comment is summarized below, followed by the Trusts’ response to the comment.

1.           Comment.  Please review each Trust’s list of series/class identifiers to confirm whether all of the series/classes marked as active are still active.

Response.  The Trusts’ series/class identifiers will be reviewed and, in some cases, adjusted to ensure that only the currently active series/classes of the Trusts are marked as active.  Please note, however, that each Trust has active registrations for certain series that currently do not have assets and, therefore, do not prepare or file annual or semi-annual reports to shareholders.

2.           Comment. There is an “Interest and other” entry under “Investment income” in the Statement of operations.  Please state (a) income from interest on securities and (b) other income separately, in accordance with the requirements of Rule 6-07.1 of Regulation S-X.

Response.  The Trusts will incorporate this comment on a going-forward basis, when applicable.

3.           Comment.  Where UBS Asset Management (Americas) Inc. (the “Advisor”) has agreed to waive fees and/or reimburse expenses for a Fund in order to cap expenses at certain levels, to the extent that such waived fees and expenses are subject to recoupment, please confirm that appropriate disclosure is included in the shareholder reports.  In particular, please confirm that the terms of the recoupment (including that the recoupment is limited to a period of three years) are described in the Notes to the financial statements.

Response.  The UBS Funds confirms that appropriate disclosure has been included in the shareholder reports for those Funds for which the Advisor is entitled to recoup fees previously waived and expenses previously reimbursed.  The UBS Funds also confirms that the terms of the recoupment (including that the recoupment may be made during the three years following the period during which the fees were waived and expenses reimbursed) are described in the Notes to the financial statements.

4.           Comment.  With respect to The UBS Funds’ and UBS Relationship Funds’ filings on Form N-CSR (filed on September 8, 2015 and March 9, 2015, respectively), the industry diversification tables for the UBS U.S. Equity Opportunity Fund, UBS U.S. Small Cap Growth Fund, UBS Fixed Income Opportunities Fund, UBS Emerging Markets Equity Relationship Fund, UBS International Equity Relationship Fund, UBS Global Corporate Bond Relationship Fund and UBS Opportunistic Emerging Markets Debt Relationship Fund indicate that greater than 25% of each Fund is invested in a particular sector.  Please confirm that appropriate disclosure is included in each Fund’s prospectus/Part A regarding investments in such sectors.

Response.  To the extent that a Fund’s investments in a particular sector result in a potential principal risk to the Fund, the Trust will consider including appropriate disclosure in the Fund’s prospectus/Part A.

In connection with the Trusts’ responses to the SEC Staff’s comments, as requested by the Staff, each Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Jana L. Cresswell, Esquire at (215) 564-8048 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Tammie Lee
Tammie Lee
Vice President and Assistant Secretary
of The UBS Funds and
UBS Relationship Funds

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